EXHIBIT 99.2
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NEWS RELEASE

NOVEMBER 17, 2003


ARC ENERGY TRUST CONFIRMS DECEMBER 15, 2003 CASH DISTRIBUTION AMOUNT
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CALGARY, NOVEMBER 17, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on December 15, 2003 in respect of November production, for unitholders of record on November 30, 2003, will be $0.15 per trust unit. The ex-distribution date is November 26, 2003.

As at November 17, 2003, the Trust's trailing twelve-month cash distributions, including the November 17, 2003 payment, total $1.76 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.7 billion. For the remainder of 2003, the Trust currently estimates oil and gas production of approximately 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9